Filed by Realty Income, Inc.

(Commission File No.: 1-13374)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: VEREIT, Inc. and VEREIT Operating Partnership, L. P.

(Commission File No.: 001-35263 and 333-197780, respectively)

United States

Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report: June 25, 2021

(Date of Earliest Event Reported)

REALTY INCOME CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	1-13374	33-0580106
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

11995 El Camino Real, San Diego, California 92130

(Address of principal executive offices)

(858) 284-5000

(Registrant’s telephone number, including area code)

N/A

(former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.	☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of Each Exchange On Which Registered
Common Stock, $0.01 Par Value	O	New York Stock Exchange
1.625% Notes due 2030	O30	New York Stock Exchange

Item 1.01.	Entry Into a Material Definitive Agreement

As previously disclosed, on April 29, 2021, Realty Income Corporation (“Realty Income”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VEREIT, Inc., a Maryland corporation (“VEREIT”), VEREIT Operating Partnership, L.P., a Delaware limited partnership (“VEREIT OP”), Rams MD Subsidiary I, Inc., a Maryland corporation and wholly owned subsidiary of Realty Income (“Merger Sub 1”), and Rams Acquisition Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Realty Income (“Merger Sub 2”). The Merger Agreement provides for, subject to the terms and conditions thereof, the combination of Realty Income and VEREIT through (i) a merger of Merger Sub 2 with and into VEREIT OP, with VEREIT OP continuing as the surviving entity (the “Partnership Merger”) and (ii) immediately thereafter, a merger of VEREIT with and into Merger Sub 1, with Merger Sub 1 continuing as the surviving corporation (the “Merger” and together with the Partnership Merger, the “Mergers”).

On June 25, 2021, Realty Income, Merger Sub 1, Merger Sub 2, VEREIT and VEREIT OP, entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”), pursuant to which the Merger Agreement was amended to provide that, at the date and time the Partnership Merger becomes effective (the “Partnership Merger Effective Time”), each outstanding VEREIT OP Common Unit (as defined in the Merger Agreement) owned by VEREIT, Realty Income or their respective affiliates as of immediately prior to the Partnership Merger Effective Time shall remain outstanding as partnership interests in the surviving entity, and shall not be converted into the right to receive the number of newly issued shares of Realty Income Common Stock equal to 0.705 per VEREIT OP Common Unit.

All other terms of the Merger Agreement, which was previously filed by the Company as Exhibit 2.1 to the Company’s Current Report on Form 8-K on April 30, 2021, remain unchanged.

The foregoing summary description of the Merger Agreement Amendment is subject to and qualified in its entirety by reference to the Merger Agreement Amendment, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated herein by reference.

Item 7.01      Regulation FD.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, on June 25, 2021, Realty Income filed with the Securities and Exchange Commission (the “SEC”) a registration statement as amended, (the “Registration Statement”) on Form S-4 originally filed on June 4, 2021, which contains a preliminary joint proxy statement/prospectus, and each party will file other documents regarding the proposed transaction with the SEC. The joint proxy statement/prospectus will contain important information about the proposed transaction and related matters. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REALTY INCOME, VEREIT AND THE PROPOSED TRANSACTION.

Investors and security holders of Realty Income and VEREIT will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by Realty Income and VEREIT with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Realty Income with the SEC are also available on Realty Income’s website at www.realtyincome.com, and copies of the documents filed by VEREIT with the SEC are available on VEREIT’s website at www.vereit.com.

Realty Income, VEREIT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Realty Income’s and VEREIT’s stockholders in respect of the proposed transaction. Information regarding Realty Income’s directors and executive officers can be found in Realty Income’s definitive proxy statement filed with the SEC on April 1, 2021. Information regarding VEREIT’s directors and executive officers can be found in VEREIT’s definitive proxy statement filed with the SEC on April 15, 2021. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed transaction if and when they become available. These documents are available on the SEC’s website and from Realty Income or VEREIT, as applicable, using the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No	Description
2.1	Amendment No. 1 to Agreement and Plan of Merger, dated June 25, 2021, by and among Realty Income Corporation, Rams MD Acquisition Sub I, Inc., Rams Acquisition Sub II, LLC, VEREIT, Inc. and VEREIT Operating Partnership, L.P.
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REALTY INCOME CORPORATION

Date: June 25, 2021	By:	/s/ Michelle Bushore
Michelle Bushore
Executive Vice President, Chief Legal Officer, General Counsel and Secretary

Exhibit 2.1

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This FIRST Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of June 25, 2021, is made and entered into by and among REALTY INCOME CORPORATION, a Maryland corporation (“Realty Income”), RAMS MD SUBSIDIARY I, INC., a Maryland corporation and a direct wholly owned Subsidiary of Realty Income (“Merger Sub 1”), RAMS ACQUISITION SUB II, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Realty Income (“Merger Sub 2”), VEREIT, INC., a Maryland corporation (“VEREIT”), and VEREIT OPERATING PARTNERSHIP, L.P., a Delaware limited partnership (“VEREIT OP”). Each of Realty Income, Merger Sub 1, Merger Sub 2, VEREIT and VEREIT OP is referred to herein as a “party” and, collectively, the “parties.”

WHEREAS, the parties entered into that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 29, 2021, pursuant to which, among other things, (a) Merger Sub 2 will merge with and into Vikings OP pursuant to the Merger Agreement (the “Partnership Merger”), with Vikings OP continuing as the surviving company of the Partnership Merger and (b) immediately following the Partnership Merger, Vikings shall merge with and into Merger Sub 1 pursuant to the Merger Agreement (the “Merger”), with Merger Sub 1 continuing as the surviving corporation of the Merger; and

WHEREAS, the parties desire to amend the Merger Agreement as set forth herein in accordance with Section 8.12 of the Merger Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1           Amendments to the Merger Agreement.

(a)           The first paragraph of the recitals of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

WHEREAS, the parties intend that, subject to the terms and conditions set forth herein, (a) at the date and time the Partnership Merger (as defined below) becomes effective (the “Partnership Merger Effective Time”), Merger Sub 2 will be merged with and into VEREIT OP pursuant to the Partnership Merger, with VEREIT OP continuing as the surviving entity of the Partnership Merger, and in which (i) each outstanding VEREIT Partnership Common Unit that is owned by VEREIT, Realty Income, or their respective affiliates (the “VEREIT OP Majority Partners”) immediately prior to the Partnership Merger Effective Time will remain outstanding as one Surviving VEREIT Partnership Common Unit (as defined below), and (ii) each outstanding VEREIT Partnership Common Unit that is owned by a VEREIT OP Minority Partner (as defined below) immediately prior to the Partnership Merger Effective Time will be converted into the right to receive a number of newly issued shares of common stock, par value $0.01 per share, of Realty Income (the “Realty Income Common Stock”) equal to 0.705, subject to adjustment as provided in Section 2.6 (the “Exchange Ratio”); and (b) immediately following the Partnership Merger Effective Time, at the Effective Time (as defined below), VEREIT shall merge with and into Merger Sub 1 pursuant to the Merger (as defined below), with Merger Sub 1 continuing as the surviving corporation, and in which each outstanding share of common stock, par value $0.01 per share, of VEREIT (the “VEREIT Common Stock”) shall be converted into the right to receive a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio;

(b)           Section 2.2(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

VEREIT Partnership Common Units Held by VEREIT. Each VEREIT Partnership Common Unit that is owned by any VEREIT OP Majority Partner immediately prior to the Partnership Merger Effective Time, including each VEREIT Partnership Common Unit that constitutes VEREIT’s general partnership interest in VEREIT OP and each VEREIT Partnership Common Unit that constitutes VEREIT’s limited partnership interest in VEREIT OP, shall remain outstanding as one Surviving VEREIT Partnership Common Unit and, immediately following the Effective Time, shall be held by the applicable VEREIT OP Majority Partner, and no payment shall be made with respect thereto.

(c)           Section 2.2(c) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

VEREIT Partnership Common Units Held by VEREIT OP Minority Partners. Subject to Section 2.3(e), each VEREIT Partnership Common Unit issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a holder of VEREIT Partnership Common Units other than any VEREIT OP Majority Partner (each such holder, a “VEREIT OP Minority Partner”) shall be automatically converted into the right to receive a number of newly issued shares of Realty Income Common Stock equal to the Exchange Ratio. As a result of the Partnership Merger, all VEREIT Partnership Common Units issued and outstanding immediately prior to the Partnership Merger Effective Time owned by a VEREIT OP Minority Partner shall no longer be outstanding and shall be automatically cancelled and retired and shall cease to exist, and each evidence of such VEREIT Partnership Common Units in book-entry form previously evidencing such VEREIT Partnership Common Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Book-Entry Partnership Common Units”) and each certificate previously representing such VEREIT Partnership Common Units immediately prior to the Partnership Merger Effective Time (the “VEREIT Partnership Common Unit Certificates”) shall thereafter represent the right to receive the shares of Realty Income Common Stock into which such VEREIT Partnership Common Units were converted, in accordance with Section 2.3, without interest.

ARTICLE II

GENERAL PROVISIONS

Section 2.1         Defined Terms. Except as otherwise set forth in this Amendment, all capitalized terms used and not defined herein shall have the meanings given to such terms in the Merger Agreement.

Section 2.2         Effect of Amendment. Each party to this Amendment represents that it has all necessary power and authority to enter into and perform the obligations of this Amendment and that there are no consents or approvals required to be obtained by such party for such party to enter into and perform its obligations under this Amendment that have not been obtained. This Amendment shall be deemed incorporated into, and form a part of, the Merger Agreement and have the same legal validity and effect as the Merger Agreement. This Amendment shall be effective as of the date first written above. After giving effect to this Amendment, unless the context otherwise requires, each reference in the Merger Agreement or any Exhibit or Schedule thereto to “this Agreement”, “the Agreement”, “hereof”, “herein” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment (except that references in the Merger Agreement to the “date hereof” or “date of this Agreement” or words of similar import shall continue to mean April 29, 2021). Except as amended by this Amendment, the Merger Agreement will continue in full force and effect and shall be otherwise unaffected hereby.

Section 2.3        General Provisions. This Amendment hereby incorporates the provisions of Article 8 of the Merger Agreement as if fully set forth herein, mutatis mutandis.

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed on its behalf as of the day and year first above written.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first above written.

VEREIT, INC.

By:	/s/ Glenn J. Rufrano
Name: Glenn J. Rufrano
Title: Chief Executive Officer

VEREIT OPERATING PARTNERSHIP, L.P.

By:	/s/ Glenn J. Rufrano
Name: Glenn J. Rufrano
Title: Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed and delivered as of the date first above written.

REALTY INCOME CORPORATION

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

RAMS MD SUBSIDIARY I, INC.

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

RAMS ACQUISITION SUB II, LLC

By:	/s/ Sumit Roy
Name: Sumit Roy
Title: President, Chief Executive Officer

[Signature Page to First Amendment to Agreement and Plan of Merger]